UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Evofem Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30048L104

(CUSIP Number)

Christopher Stone

PDL BioPharma, Inc.

932 Southwood Boulevard

Incline Village, NV 89451

(775) 832-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30048L104	13D

1.	Name of Reporting Person: PDL BioPharma, Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 16,666,668
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 16,666,668
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,666,668
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 33.4%
14.	Type of Reporting Person: CO

CUSIP No. 30048L104	13D

This Amendment No. 3 (“Amendment No. 3”) is filed by PDL BioPharma, Inc. (the “Reporting Person”) to amend and supplement the Schedule 13D originally filed on April 18, 2019 (as amended to date, the “Schedule 13D”), relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Evofem BioSciences, Inc., a Delaware corporation (the “Issuer”).

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is amended and restated in its entirety as follows:

(a)    The Reporting Person is the record holder of, and has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 16,666,668 shares of Common Stock (including 1,666,667 shares of Common Stock subject to warrants that will become exercisable on October 11, 2019 (the “April Warrants”) and 1,666,667 shares of Common Stock subject to warrants that will become exercisable on December 10, 2019 (the “June Warrants”)), which represents 33.4% of the Issuer’s Common Stock outstanding, based on 46,601,058 shares of Common Stock outstanding as of July 31, 2019 and assuming the exercise of the April Warrants and the June Warrants.

(b)    The Reporting Person is a publicly traded company with common stock listed on the Nasdaq stock market. The Reporting Person is the direct beneficial owner of 16,666,668 shares of Common Stock, which includes 1,666,667 shares of Common Stocks subject to the April Warrants and 1,666,667 shares of Common Stock subject to the June Warrants, with respect to which it has sole voting and dispositive power.

(c)    Neither the Reporting Person nor any Related Person has effected any transactions in the Issuer’s Common Stock since the filing of Amendment No. 2.

CUSIP No. 30048L104	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2019	PDL BioPharma, Inc.

	/s/	Dominique Monnet
	By:	Dominique Monnet
	Title:	President and Chief Executive Officer

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